PALMETTO BANCSHARES, INC.

306 EAST NORTH STREET

GREENVILLE, SOUTH CAROLINA 29601

November 19, 2010

VIA FACSIMILE AND EDGAR

Mr. Matt McNair

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc. (the “Company”)

Registration Statement on Form S-1

Filed October 8, 2010

File No. 333-169840

Dear Mr. McNair:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-169840) to 5:00 p.m., Eastern Time, on Tuesday, November 23, 2010 or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call John M. Jennings of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (864) 250-2207 as soon as the Registration Statement has been declared effective.

Very truly yours,

Sincerely,

/s/ Lee S. Dixon
Lee S. Dixon
Chief Operating Officer